CLECO CORPORATION	EXHIBIT 12(a)

Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined Fixed Charges and Preferred Stock Dividends

UNAUDITED (THOUSANDS, EXCEPT RATIOS)	2014		2013		2012		2011		2010
Earnings from continuing operations	$154,739		$160,685		$163,648		$195,848		$255,391
Equity income and dividends from investees	—		—		—		(3,385)		(38,849)
Income tax expense	67,116		79,575		65,327		102,897		142,498
Earnings from continuing operations before income taxes	$221,855		$240,260		$228,975		$295,360		$359,040
Fixed charges:
Interest	$71,959		$81,173		$83,064		$69,428		$97,325
Amortization of debt expense, premium, net	3,227		4,397		3,156		3,017		3,014
Portion of rentals representative of an interest factor	489		488		489		494		431
Interest of capitalized lease	488		622		1,618		1,787		3,972
Total fixed charges	$76,163		$86,680		$88,327		$74,726		$104,742
Earnings from continuing operations before income taxes	$221,855		$240,260		$228,975		$295,360		$359,040
Plus: total fixed charges from above	76,163		86,680		88,327		74,726		104,742
Plus: amortization of capitalized interest	511		511		511		545		545
Earnings from continuing operations before income taxes and fixed charges	$298,529		$327,451		$317,813		$370,631		$464,327
Ratio of earnings to fixed charges	3.92	x	3.78	x	3.60	x	4.96	x	4.43	x
Total fixed charges from above	$76,163		$86,680		$88,327		$74,726		$104,742
Preferred stock dividends	—		—		—		40		72
Total fixed charges and preferred stock dividends	$76,163		$86,680		$88,327		$74,766		$104,814
Ratio of earnings to combined fixed charges and preferred stock dividends	3.92	x	3.78	x	3.60	x	4.96	x	4.43	x